LATHROP
& GAGE L.C.

JACK M. MERRITTS (720) 931-3217 EMAIL: JMERRITTS@LATHROPGAGE.COM WWW.LATHROPGAGE.COM	REPUBLIC PLAZA 370 17TH STREET, SUITE 4650 DENVER, COLORADO 80202-5607 (720) 931-3200, FAX (720) 931-3201

November 8, 2006

Karl Hiller, Branch Chief
Tracie Towner
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re:       Unioil
            Form 10-QSB for the Quarter Ended June 30, 2006
            Filed August 18, 2006
            Response Letter Dated October 11, 2006
            File No. 0-10089

Dear Mr. Hiller and Ms. Towner:

            In response to your letter of October 11, 2006, Unioil (the “Company”) submits the attached “redlined” copy of a revised report on Form 10-QSB for the quarterly period ended June 30, 2006.  That report and the unaudited condensed financial statements submitted with that report reflect the revisions concerning the return to the Company of the Company’s stock from its former officer as a return of capital with no recognition of gain consistent with your comment in paragraph 1 under the subtitle “Note 9 - Litigation Settlement Recovery” in your letter of October 11, 2006.

            Consistent with the procedure which you requested for proposed revisions to the Company’s report on Form 10-KSB for the year ended December 31, 2005 and for the report on Form 10-QSB for the quarterly period ended March 31, 2006, we are submitting the attached revised report for your informal review prior to EDGARizing that document and formally filing it with the SEC.

Karl Hiller, Branch Chief
Tracie Towner
November 8, 2006

            If the proposed revisions are acceptable, please advise us and we will file that report on EDGAR as soon as practicable thereafter.

            We have not received any further comment on the proposed revisions to the reports on Form 10-KSB for the year ending December 31, 2005 and on Form 10-QSB for the quarterly period ended March 31, 2006.  If there are no further comments on those reports and the revisions that we have submitted to date are acceptable, please advise us accordingly and we will file those amended reports on EDGAR as soon as practicable thereafter.

                                                                                                         Very truly yours,

                                                                                                         LATHROP & GAGE L.C.

                                                                                                         By:   /s/ Jack M. Merritts
                                                                                                                     Jack M. Merritts

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cc:        Charles E. Ayers, Jr.